Filed pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-163238

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated December 9, 2009)

5,494,290 Shares

Common Stock

This Prospectus Supplement No. 7 supplements the prospectus dated December 9, 2009, including any amendments or supplements thereto, or, collectively, the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-163238).  The Prospectus and this prospectus supplement relate to the disposition from time to time by Commerce Court Small Cap Value Fund, Ltd., or Commerce Court, or its permitted transferees or other successors-in-interest, of up to 5,494,290 shares of our common stock.  We are not selling any common stock under the Prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by Commerce Court.

Our common stock is listed on The NASDAQ Global Market under the symbol “ARYX.”  On March 25, 2010, the last reported sale price of our common stock on The NASDAQ Global Market was $0.85.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus.  If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

The table appearing under the caption “Selling Stockholder” on page 35 of the Prospectus is hereby supplemented by inserting the following text at the end of footnote (1)(iii) to such table:

“(iv)            On March 11, 2010, we delivered notice to Commerce Court to effect a draw down of an amount equal to the Alternative Fixed Amount Requested, as such term is defined under the Purchase Agreement.  The first trading day of the 10-day pricing period for this draw down was March 12, 2010.  In connection with this draw down, we issued an aggregate of 1,710,784 shares of our common stock to Commerce Court, at a per share purchase price of approximately $1.07 and an aggregate purchase price of $1,831,083. The settlement date for this draw down was March 26, 2010. The per share price at which Commerce Court purchased these shares from us was established under the Purchase Agreement by reference to the volume weighted average prices of our common stock on The NASDAQ Global Market during the pricing period, net a discount of approximately 7.0% per share. We will receive net proceeds from the sale of these shares of approximately $1,801,083 after deducting our estimated offering expenses of approximately $30,000, including a placement agent fee of $18,311 to be paid to Reedland Capital Partners, an Institutional Division of Financial West Group, member FINRA/SIPC, in connection with this draw down.”

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 26, 2010.